EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$142,199	$127,417	$114,341	$138,289	$87,333
Fixed Charges (as below)	67,012	58,094	55,808	63,242	79,435
Total Earnings	$209,211	$185,511	$170,149	$201,531	$166,768

FIXED CHARGES
Interest Expense	$64,105	$54,261	$50,089	$55,213	$60,619
Credit for Allowance for Borrowed Funds Used During Construction	608	312	1,198	2,208	9,795
Trust Dividends	(201)	(179)	(179)	(179)	(179)
Estimated Interest Element in Lease Rentals	2,500	3,700	4,700	6,000	9,200
Total Fixed Charges	$67,012	$58,094	$55,808	$63,242	$79,435

Ratio of Earnings to Fixed Charges	3.12	3.19	3.04	3.18	2.09